Cover Page

Name of Registrant: Newell Brands Inc

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption:

Trillium Asset Management, LLC

Two Financial Center

60 South Street

Suite 1100

Boston, MA

02111

1

April 22, 2019

Dear Newell Brands shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #6 on the Newell Brands 2019 proxy card, which asks the company to assess the current state of its executive leadership team diversity and identify ways to advance the diversity of this group. The shareholder proposal makes the following request:

Shareholders request that the Board of Directors prepare a report (at a reasonable cost, in a reasonable time, and omitting confidential information) providing its assessment of the current state of its executive leadership team diversity and its plan to make the company’s executive leadership team more diverse in terms of race, ethnicity, and gender.

Currently, Newell Brands has limited racial/ethnic diversity on its Management Committee and Extended Leadership Committee. Two of the eighteen committee members are women.

This issue is of importance to shareholders because research from McKinsey and others found that companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity. We are concerned Newell Brands is lagging behind other companies who are actively pursuing more diverse executive teams to strategically advance diversity within their companies.

Rationale for a “Yes” Vote:

1.       Evidence finds that greater diversity on executive teams may lead to better business outcomes

•	Newell Brands currently has limited racial/ethnic diversity on its Management Committee and Extended Leadership Committee

2

•	A McKinsey & Company 2016 report entitled Why Diversity Matters found companies with highly diverse executive teams had higher returns on equity and earnings performance than those with low diversity.[1] The report found that companies in the top quartile for gender or racial ethnicity are more likely to financially outperform national industry medians. Specifically, companies with greater ethnic diversity were 35% more likely to outperform those without ethnic diversity while companies in the top quartile for gender diversity were 15% more likely to outperform.[2]
•	Research from McKinsey found: “for every 10 percent increase in racial and ethnic diversity on the senior-executive team, earnings before interest and taxes (EBIT) rise 0.8 percent.”[3]
•	McKinsey reports that diversity within leadership can help a company “secure access to more sources of talent, gain a competitive recruitment advantage, and improve its global presence.”[4]
•	The number of women and people of color in leadership roles at public companies remains remarkably low. Only nine percent of top executive roles in the Russell 3000 are held by women.

•	Newell Brands does not disclose any diversity initiatives, a diversity strategy, or quantitative workforce diversity data. As a result, shareholders have insufficient information to determine if and how Newell Brands might be expanding diversity onto the executive team or other parts of the company.

2.	Many companies are setting goals and targets to address the lack of diversity on executive teams

•	Intel has been tracking diversity data since 2014 and ties diversity goals to incentive compensation. In 2018, two years ahead of schedule, Intel achieved full representation of underrepresented minorities and women in its U.S. workforce.

•	Symantec set a goal to increase the percentage of women in leadership (Director-level and above) to 30 percent by 2020.

•	BP says it wants women in at least 25% of its group leadership roles by 2020.

•	Citigroup, in August 2018, announced plans to reverse “falling diversity” by setting public quantitative goals and holding senior leaders accountable for meeting them.

_____________________________

1 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

2 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

3 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

4 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

3

•	Newell Brands statement of opposition highlights its commitment to diversity, however the company does not provide evidence that any existing programs have been successful.
•	In line with the spirit of the proposal, the Newell Brands Board agrees “we are made better and stronger by having a diverse and inclusive workforce.”

•	A successful diversity strategy should establish clear goals and objectives driven from the current workforce demographic. McKinsey suggests establishing a “fact base” before creating targeted initiatives.[5]

For the reasons provided above we strongly urge you to VOTE “FOR” PROPOSAL #6.

Sincerely,

Brianna Murphy

Vice President, Shareholder Advocacy

Trillium Asset Management, LLC

bmurphy@trilliuminvest.com

617-532-6662

_____________________________

5 http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

4

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC (“Trillium”). The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The views expressed are those of the authors and Trillium as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.